UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

2107, Block B, Shoudong International

Dongcheng District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Information on the Reverse Stock Split

On February 17, 2026, following the authority granted by the shareholders at the annual general meeting of shareholders, the Board of Directors of TIAN RUIXIANG Holdings Ltd. (the “Company”) approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-fifty (1-for-50) (the “Reverse Stock Split”). The par value of the Company’s Class A and Class B ordinary shares will be increased from US$0.125 per share to US$6.25 per share. The Reverse Stock Split is expected to become effective during the week of March 16, 2026 (the “Effective Date”). The Company’s ordinary shares will begin trading on a split-adjusted basis when the Nasdaq Global Market (“Nasdaq”) opens for trading at 9:00 a.m. ET on the Effective Date under the existing trading symbol “TIRX,” but the ordinary shares will trade under a new CUSIP number, G8884K144. A copy of the press release announcing the Reverse Stock Split is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: February 27, 2026	By:	/s/ Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer